CI Fund Management Inc.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

CI Place
151 Yonge Street, Eleventh Floor
Toronto, Ontario M5C 2W7
Telephone: 416-681-6507
Facsimile: 416-365-0501
E-mail: mkilleen@cifunds.com

September 1, 2004

United States Securities
and Exchange Commission
Washington, D.C. 20549

Dear Sirs:

Re: CI Fund Management Inc. (the "Company")
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Your File No. 82-4994

The Company is on the SEC's list of foreign private issuers that claim exemption pursuant to Rule 12g3-2(b), pursuant to which we hereby furnish the enclosed documentation duly marked with the requisite SEC file number.

If you have any questions or comments, please contact the undersigned.

Yours truly,

CI FUND MANAGEMENT INC.

Michael J. Killeen
Senior Vice-President,
General Counsel and Corporate Secretary

MJK/cc
Encls.

c: Chris von Boetticher (w/o encls.)

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CI Funds

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

FOR IMMEDIATE RELEASE **TSX Symbol: CIX**

CI Fund Management reports sales and assets for July

TORONTO (August 3, 2004) – CI Fund Management Inc. ("CI") today reported total net sales of $54 million in July 2004.

This included $46 million in net sales at Assante Corporation and $8 million in net sales at CI Mutual Funds Inc., comprised of net sales of $9 million in long-term funds and net redemptions of $1 million in money market funds.

CI's total fee-earning assets at July 31, 2004, were $64.7 billion, representing a decrease of 1.7% from a month ago and an increase of 85% from a year earlier.

Total fee-earning assets consisted of managed assets of $48.6 billion and administered assets of $16.1 billion. Managed assets included investment fund assets at CI Mutual Funds and Assante of $42.6 billion, labour-sponsored funds of $177 million, structured products of $1.1 billion and institutional assets of $4.7 billion. Administered assets included $15.4 billion in assets at Assante and IQON Financial Management Inc. net of assets under management at Assante.

Further information can be found below in the table of unaudited month-end statistics, which is also available at www.cifunds.com under "Financial Reports" in the Corporate section.

CI Fund Management Inc. (TSX: CIX) is an independent, Canadian-owned wealth management company. Through its principal operating subsidiaries, CI Mutual Funds Inc., Assante Corporation and Skylon Advisors Inc., CI offers a broad range of investment products and services, including an industry-leading selection of investment funds.

CI Funds

News Release

CI FUND MANAGEMENT INC. JULY 31, 2004 MONTH-END STATISTICS			
MONTHLY SALES DATA	GROSS SALES (millions)	REDEMPTIONS (millions)	NET SALES (millions)
CI funds excluding MMF	$340	$331	$9
CI money market	50	51	-1
TOTAL CI Funds	$390	$382	$8
TOTAL Assante Funds	$109	$63	$46
TOTAL CI	$499	$445	$54

FEE-EARNING ASSETS	June 30/04 (millions)	July 31/04 (millions)	% Change
CI mutual/segregated funds	$35,283	$34,590	-2.0
Assante funds	8,106	8,027	-1.0
	$43,389	$42,617	-1.8
Managed labour-sponsored funds	178	177	-0.6
Structured products	1,080	1,085	0.5
TOTAL Retail Managed Assets	$44,647	$43,879	-1.7
Managed institutional	4,957	4,718	-4.8
TOTAL Managed Assets	$49,604	$48,597	-2.0
CI administered assets	750	746	-0.5
Assante/IQON assets under administration (net of Assante funds)	15,540	15,400	-0.9
TOTAL FEE-EARNING ASSETS	$65,894	$64,743	-1.7

AVERAGE RETAIL MANAGED ASSETS	June 30/04 (millions)	July 31/04 (millions)	% Change
Monthly	$44,584	$44,054	-1.2
Quarter-to-date	$44,584	$44,315	-0.6
Fiscal year-to-date	$44,584	$44,315	-0.6

COMMON SHARES		FINANCIAL POSITION	(millions)
Outstanding shares	295,200,851	Bank debt	$267
In-the-money options	9,494,435	In-the-money option liability (net of tax)	32
Percentage of all options	100%	Cash & marketable securities	56
All options % of shares	3.2%	Net Debt Outstanding	$243
Dividend yield at $16.25	3.7%	Terminal redemption value of funds (est)	$812
Shares repurchased during month	0		
Average repurchase price	n/a		

CI Funds®

News Release

This press release contains forward-looking statements with respect to CI and its products and services, including its business operations and strategy and financial performance and condition. Although management believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market factors, including interest rates, business competition, changes in government regulations or in tax laws, and other factors discussed in materials filed with applicable securities regulatory authorities from time to time.

-30-

For further information contact:
William T. Holland
President and Chief Executive Officer
CI Fund Management Inc.
(416) 364-1145

82-4994

CI Funds®

CI Place, 151 Yonge Street, Eleventh Floor, Toronto, Ontario M5C 2W7
Telephone: 416-364-1145 Toll Free: 1-800-268-9374
www.cifunds.com

News Release

TSX Symbol: DDJ.UN **FOR IMMEDIATE RELEASE**

DDJ U.S. HIGH YIELD FUND ANNOUNCES MONTHLY DISTRIBUTION TO UNITHOLDERS

Toronto, August 19, 2004 – DDJ U.S. High Yield Fund (the "Fund") announced today its monthly distribution for the month ending August 31, 2004 of $0.0625 per unit payable on September 15, 2004 to unitholders of record as at August 31, 2004.

The Fund's investment objectives are: (i) to provide unitholders with tax efficient monthly distributions consisting of capital gains and returns of capital of $0.0625 per unit ($0.75 per annum to yield 7.50% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Fund in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2013.

The Fund, managed by CI Mutual Funds Inc., is a closed-end fund listed on the Toronto Stock Exchange (DDJ.UN) which invests in a diversified portfolio consisting primarily of U.S. high yield debt instruments, fixed income securities and other obligations.

For further information, contact: CI Mutual Funds Inc.
(416) 364-1145
1-800-268-9374

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82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: CNV.UN **FOR IMMEDIATE RELEASE**

Convertible & Yield Advantage Trust Announces Distribution For Month Ending August 31, 2004

Toronto, August 19, 2004 – Convertible & Yield Advantage Trust (the "Trust") announces a distribution for the month ending August 31, 2004 of $0.1458 per unit payable on September 15, 2004 to unitholders of record as at August 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of monthly distributions of $0.1458 per unit ($1.75 per annum to yield 7.0% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about October 31, 2013.

The Trust is listed on the Toronto Stock Exchange under the symbol CNV.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: HYM.UN **FOR IMMEDIATE RELEASE**

High Yield & Mortgage Plus Trust Announces Distribution For Month Ending August 31, 2004

Toronto, August 19, 2004 – High Yield & Mortgage Plus Trust (the "Trust") announces a distribution for the month ending August 31, 2004 of $0.15625 per unit payable on September 15, 2004 to unitholders of record as at August 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.15625 per unit ($1.875 per annum to yield 7.5% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about December 31, 2014.

The Trust is listed on the Toronto Stock Exchange under the symbol HYM.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SAX.UN **FOR IMMEDIATE RELEASE**

Saxon Diversified Value Trust Announces Distribution For Month Ending August 31, 2004

Toronto, August 19, 2004 – Saxon Diversified Value Trust (the "Trust") announces a distribution for the month ending August 31, 2004 of $0.0666 per unit payable on September 15, 2004 to unitholders of record as at August 31, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting primarily of capital gains and return of capital targeted to be $0.0666 per unit ($0.80 per annum to yield 8.00% on the subscription price of $10.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $10.00 per unit to unitholders on or about December 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SAX.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLN.UN **FOR IMMEDIATE RELEASE**

Skylon Capital Yield Trust Announces Distribution For Month Ending August 31, 2004

Toronto, August 19, 2004 – Skylon Capital Yield Trust (the "Trust") announces a distribution for the month ending August 31, 2004 of $0.1875 per unit payable on September 15, 2004 to unitholders of record as at August 31, 2004.

The Trust's investment objectives are (i) to provide unitholders with a stable stream of monthly distributions of $0.1875 per unit ($2.25 per unit per year resulting in a 9.0% annual yield on the subscription price of $25.00 per unit) consisting of capital gains and return of capital; and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about April 30, 2007.

The Trust is listed on the Toronto Stock Exchange under the symbol SLN.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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82-4994

SKYLON ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SLP.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust Announces Distribution For Month Ending August 31, 2004

Toronto, August 19, 2004 – Skylon Global Capital Yield Trust (the "Trust") announces a distribution for the month ending August 31, 2004 of $0.1510 per unit payable on September 15, 2004 to unitholders of record as at August 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SLP.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SPO.UN **FOR IMMEDIATE RELEASE**

Skylon Global Capital Yield Trust II Announces Distribution For Month Ending August 31, 2004

Toronto, August 19, 2004 – Skylon Global Capital Yield Trust II (the "Trust") announces a distribution for the month ending August 31, 2004 of $0.1510 per unit payable on September 15, 2004 to unitholders of record as at August 31, 2004.

The Trust's investment objectives are: (i) to provide holders of units with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of $0.1510 per unit ($1.81 per annum to yield 7.25% on the subscription price of $25.00 per unit); and (ii) to endeavour to preserve and enhance the net asset value of the Trust in order to return at least the original subscription price of $25.00 per unit to unitholders on or about July 31, 2012.

The Trust is listed on the Toronto Stock Exchange under the symbol SPO.UN. To provide additional liquidity, units of the Trust are also redeemable at the end of each calendar year for an amount equal to the net asset value per unit.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: SKG.UN **FOR IMMEDIATE RELEASE**

Skylon Growth & Income Trust Announces Distribution For Month Ending August 31, 2004

Toronto, August 19, 2004 – Skylon Growth & Income Trust (the "Trust") announces a distribution for the month ending August 31, 2004 of $0.05833 per unit payable on September 15, 2004 to unitholders of record as at August 31, 2004.

The Trust's investment objectives are: (i) to provide unitholders with monthly distributions; (ii) to endeavour to preserve capital throughout the life of the Trust; and (iii) to enhance the long-term total return of the Portfolio.

The Trust is listed on the Toronto Stock Exchange under the symbol SKG.UN.

For more information, please contact: Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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82-4994

SKYLON
ADVISORS INC.

CI Place, 151 Yonge Street, Tenth Floor, Toronto, Ontario M5C 2W7
Telephone: 416-681-6676 Toll Free: 1-800-253-1043
www.skyloncapital.com

News Release

TSX Symbol: Series A: SIA.UN
Series B: SIA.U

FOR IMMEDIATE RELEASE

Skylon International Advantage Yield Trust Announces Distribution for Month Ending August 31, 2004

Toronto, August 19, 2004 – Skylon International Advantage Yield Trust (the "Trust") announces distributions to unitholders of record for the month ending August 31, 2004 as follows:

Series	Distribution Amount	Record Date	Payment Date
Series A units	Cdn$0.1042 per unit	August 31, 2004	September 15, 2004
Series B units	US$0.0417 per unit	August 31, 2004	September 15, 2004

The Trust's investment objectives are: i) to provide unitholders with a stable stream of tax efficient monthly distributions consisting of capital gains and return of capital of Cdn$0.1042 per Series A unit (Cdn$1.25 per annum to yield 5.00% on the subscription price of Cdn$25 per unit), and US$0.0417 per Series B unit (US$0.50 per annum to yield 5.00% on the subscription price of US$10 per unit); and ii) to endeavour to preserve and enhance the net asset value of each series of units of the Trust in order to return at least the original subscription price of the units to investors on or about December 31, 2013.

Units of the Trust trade on the Toronto Stock Exchange as follows: Series A units (Cdn$) trade under the symbol SIA.UN and Series B units (US$) trade under the symbol SIA.U.

For more information, please contact:

Skylon Advisors Inc.
(416) 681-6676
1-800-253-1043

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